Exhibit 99.1

Dominion Diamond Corporation reports Fiscal 2015 Third Quarter Results

TORONTO, CANADA (December 11, 2014) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports that the Ekati Diamond Mine and the Diavik Diamond Mine continued to perform well in the third fiscal quarter of 2015 (August through October). Rough diamond production and sales have all exceeded plan. Unless otherwise indicated, all financial information is presented in U.S. dollars.

The Company recorded a third quarter consolidated net income attributable to shareholders of $25.5 million or $0.30 per share. For the nine months ended October 31, 2014, consolidated net income attributable to shareholders totalled $66.7 million or $0.78 per share.

Brendan Bell, Acting Chief Executive Officer stated: “While we continue to focus on the strategic development of our future resources, we are also taking a very disciplined approach to executing on our current mine plan. This disciplined approach is apparent in these strong results.”

The Company is pleased to announce that it intends to initiate a dividend following the release of its year-end results in April with the amount to be determined at that time.

Dan Jarvis, Acting Chairman stated: “This decision by the board is based on our confidence that we can both fund our expansion plans for the business as well as sustain regular distributions to our shareholders.”

Diamond Markets
The U.S. market for diamond jewellery represents 40% of global consumption and anecdotal evidence of sales in the important fourth calendar quarter has been very encouraging. Underlying demand for wedding jewellery on Mainland China remains strong. However the overall macro-economic challenges facing both China and Japan have dampened market expectations. Rough diamond prices moderated during the quarter but the Company’s average rough diamond prices remained approximately 4% higher to the end of the third fiscal quarter.

Highlights
The Company continues to deliver enhanced value from its world class diamond mines, the Ekati Diamond Mine (in which the Company owns an 88.9% interest) and the Diavik Diamond Mine (in which the Company owns a 40% interest).

  Diamond production at the Ekati Diamond Mine continued to exceed plan, driven by both higher than expected grades and operational improvements to the processing plant.

  The Company estimates that process plant improvements to date at the Ekati Diamond Mine have increased the recovered grade during the nine months ended October 31, 2014 by approximately 15% compared to the mine plan. The resulting additional diamonds are not currently included in the Company’s reserve statement and mine plan, and are therefore incremental to production. During the quarter, physical modifications to the plant were substantially completed with commissioning expected to take place before the Company’s fiscal year-end. Once the process improvements have been completed, the Company intends to incorporate these higher recovery rates into an updated reserve statement.

  During the third quarter, the consolidated EBITDA margin has increased to 52% driven by increased diamond recoveries, increased efficiencies and careful control of costs. The EBITDA margin in the third quarter of the prior year was only 25% primarily as a result of the cost of sales at Ekati reflecting the purchase of inventory at market value as part of the Ekati Diamond Mine acquisition.

  Stripping at the Misery pipe pushback is proceeding according to plan. A total of approximately $100 million of capital expenditure remains to be spent before the first ore from the Misery Main pipe, estimated at 4.0 carats per tonne and $105 per carat (as of January 31, 2014), is put through the processing plant in early calendar 2016.

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  On November 6, 2014, the Company filed the Developers Assessment Report (“DAR”) for the Jay Project and we anticipate a ministerial decision in late 2015. Once this decision is issued, the water license and land-use permitting process will take approximately a further 6 months. The Jay Project, which features the open pit development of the largest diamondiferous resource in North America, has the potential to extend the operating life of the Ekati Diamond Mine by a further 10 years beyond the currently scheduled closure in 2019. Through the nine months ended October 31, 2014, the Company has expensed $22.9 million on the Project.

  A bulk sample drilling program is planned on the fully permitted Sable Pipe at the Ekati Diamond Mine in calendar 2015. Upon completion of the program, which is expected in the summer of 2015, a decision will be made regarding the next steps of the project.

  On November 26, 2014 the Company announced that Rio Tinto plc, approved the development of the A-21 pipe at the Diavik Diamond Mine. A-21 production is expected to begin in late calendar 2018. The development of the A-21 pipe post the depletion of the rich A-154 South pipe in 2020 ensures that the plant will be filled for the remainder of the mine life and allows flexibility for the sourcing of ore.

  On November 6, 2014, the Company announced that Dominion Diamond Ekati Corporation, the operator of the Ekati Diamond Mine, posted surety bonds with the Government of the Northwest Territories (the "GNWT") in the aggregate amount of CDN$253,473,000 to secure the obligation under its Water Licence to reclaim the Ekati mine site.

  On October 15, 2014, the Company completed the previously announced acquisition of the interests of Fipke Holdings Ltd. (FipkeCo) in the Ekati Diamond Mine. The Company now holds an 88.889% interest in the Core Zone and a 65.3% interest in the Buffer Zone.

Financial Summary

  The Company has a strong balance sheet and is well-funded to achieve its growth objectives. As of October 31, 2014, the Company held total cash and cash equivalents of $401 million ($289 million of cash and $112 million of restricted cash). As a result of the posting of the surety bonds which occurred after the quarter end, the Company has received back letters of credit in the amount of approximately CDN$82.6 million previously posted as security. Letters of credit in the amount of approximately CDN$42.7 million continue to be held by the GNWT pending completion of a review by the GNWT of duplication between the security required under the Water Licence and security held by the GNWT under the Environmental Agreement.

  The Company has approximately $45 million of interest-bearing loans and borrowings, primarily in the form of promissory notes, relating to its acquisition of the interests of FipkeCo in the Ekati Diamond Mine.

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Consolidated Financial Highlights
(in millions of US dollars except earnings per share	Three months	Three months	Nine months	Nine months
and where otherwise noted)	ended Oct 31,	ended Oct 31,	ended Oct 31,	ended Oct 31,
	2014	2013	2014	2013
Sales	222.3	148.1	675.2	518.8
Cost of Sales(1)	147.0	136.2	505.9	448.8
Gross Margin	75.3	11.9	169.3	70.0
Gross Margin (%)	33.9%	8.0%	25.1%	13.5%
Selling general & administration	7.9	7.4	24.7	39.3
Operating profit from continuing operations	67.5	4.5	144.6	30.6
EBITDA from continuing operations(2)	115.4	36.5	294.6	115.5
EBITDA Margin (%)(3)	52%	25%	44%	22%
Earnings per share	0.30	(0.06)	0.78	(0.18)
[1]	Cost of sales for the Ekati Diamond Mine for the three and nine months ended October 31, 2014 reflected the purchase of inventory at market values as part of the acquisition of the Ekati Diamond Mine.
[2]

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). See “Non-IFRS Measures” below for additional information.

[3]	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

Excluded from the Ekati sales recorded in the third quarter were carats produced and sold from the processing of material from the Misery Satellite pipes. During the third quarter, the Company sold an estimated 0.2 million carats of production from the Misery Satellite pipes for estimated proceeds of $13.6 million for an average price per carat of $79, which includes the recovery of small diamonds.

For the nine months ended October 31, 2014, the Company sold an estimated 0.4 million carats of production from the Misery Satellite pipes for estimated proceeds of $31.0 million for an average price per carat of $78, which includes the recovery of small diamonds.

Sales of diamonds recovered during pre-production from the Misery Satellite pipes have been applied as a reduction of mining assets. The Misery Satellite pipes commenced commercial production (for accounting purposes) on September 1, 2014.

Exploration expense of $7.4 million was incurred during the third quarter ($7.1 million in the comparable quarter of the prior year); all exploration activity in the current year was incurred on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine.

Cash Flow
Q3 Fiscal 2015
(in millions of US dollars except where otherwise noted)
Opening cash at July 31, 2014	384.0
Cash flow from operations for the period	72.3
Capital expenditures for the period (net of Misery preproduction revenue)	(22.8)
Cash tax paid for the period	(1.2)
Net interest paid during the period	(0.5)
Acquisition of additional interest in Ekati	(27.5)
Other	(3.5)
Closing cash at October 31, 2014	400.8

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Cash Flow
Nine months ended 31 October 2015
(in millions of US dollars except where otherwise noted)
Opening cash at January 31, 2014	338.4
Cash flow from operations for the period	218.0
Capital expenditures for the period (net of Misery preproduction revenue)	(112.9)
Cash tax paid for the period	(28.8)
Net interest paid during the period	(1.2)
Acquisition of additional interest in Ekati	(27.5)
Other	14.8
Closing cash at October 31, 2014	400.8

Operational Summary
For the third consecutive quarter, diamond production at the Ekati Diamond Mine was substantially ahead of plan due to higher than expected grades coupled with operational improvements to the processing plant implemented by the Company over the last 13 months.

At the Diavik Diamond Mine, processing volumes in the third quarter of calendar 2014 were 2% higher than the prior year’s comparable quarter. Diamonds recovered in the third calendar quarter at the Diavik Diamond Mine were consistent with the same quarter of the prior year. Through the third quarter, initiatives associated with improving availabilities, removing plant bottlenecks and increasing utilization of equipment were maintained, which have contributed to the significant improvement in tonnage processed and carats recovered on a year-to-date basis. On the mining front, continued efforts around mining equipment and shift utilization and increasing payload on equipment translated into better than expected ore production.

	Three months	Three months	Nine months	April 10 to
	ended Oct 31,	ended Oct 31,	ended Oct 31,	Oct 31,
Rough Diamond Production	2014	2013	2014	2013[1]
Ekati Diamond Mine (100%)
Tonnes processed (‘000’s)	1,142	1,132	3,164	2,444
Carats Recovered (‘000’s)	975	609	2,337	1,173
Grade (carats per tonne)	0.85	0.54	0.74	0.48

	Three months	Three months	Nine months	Nine months
	ended Sept 30,	ended Sept 30,	ended Sept 30,	ended Sept 30,
Diavik Diamond Mine (40%)[2]	2014	2013	2014	2013
Tonnes processed (’000’s)	224	219	707	631
Carats Recovered (‘000’s)	669	669	2,275	2,071
Grade (carats per tonne)[3]	2.98	2.91	3.13	3.13
[1]	Represents the period for the Ekati Diamond Mine from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to October 31, 2013.
[2]

The Diavik Diamond Mine reports on a calendar quarter, whereas the Ekati Diamond Mine reports to the Company’s fiscal quarter. For the three months ended October 31, 2014, the Diavik Diamond Mine (on a 40% basis) produced 589,000 carats from the processing of 207,000 tonnes of ore. The last month of this production is not included in the Company’s third quarter financial results, as the Company reports Diavik results on a one-month lag.

[3]	Grade adjusted to exclude Coarse Ore Rejects (“COR”). COR is not included in the reserves and is therefore incremental production.

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Segmented Summary
	Three months	Three months	Nine months	Nine months
Ekati and Diavik Summary	ended Oct 31,	ended Oct 31,	ended Oct 31,	ended Oct 31,
(in millions of US dollars, except carats sold)	2014	2013	2014	2013[1]
Ekati Diamond Mine (100%)
Sales[2]	141.9	95.2	405.1	285.7
Carats sold (‘000’s)	458	365	1,269	966
Cost of Sales(3)	94.3	96.2	318.3	278.6
Gross Margin	47.6	(1.0)	86.8	7.1
Gross Margin (%)	33.5%	(1.0% )	21.4%	2.5%
Operating Profit	47.0	(1.3)	83.8	5.5
Cash Cost of Production(4)	86.3	91.1	253.3	202.6
Depreciation & amortization	27.3	19.2	82.9	29.7
EBITDA(5)	74.3	17.8	166.7	35.2
EBITDA Margin (%)(6)	52%	19%	41%	12%
Capital Expenditures	27.0	28.3	118.2	65.3
Diavik Diamond Mine (40%)
Sales	80.4	52.9	270.1	233.1
Carats sold (‘000’s)	695	447	2,236	1,933
Cost of Sales	52.6	40.0	187.6	170.2
Gross Margin	27.8	12.9	82.5	62.9
Gross Margin (%)	34.6%	24.4%	30.5%	27.0%
Operating Profit	26.9	11.8	79.6	59.2
Cash Cost of Production(4)	35.4	37.6	111.7	119.4
Depreciation & amortization	20.4	12.4	66.2	54.1
EBITDA(5)	47.3	24.2	145.8	113.3
EBITDA Margin (%)(6)	59%	46%	54%	49%
Capital Expenditures	4.6	6.9	15.2	23.4
[1]	Represents the period for the Ekati Diamond Mine from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to October 31, 2013.
[2]

Excluded from the Ekati sales recorded in the third quarter were carats produced and sold from the processing of material from the Misery Satellite pipes. During the third quarter, the Company sold an estimated 0.2 million carats of production from the Misery Satellite pipes for estimated proceeds of $13.6 million for an average price per carat of $79, which includes the recovery of small diamonds. For the nine months ended October 31, 2014, the Company sold an estimated 0.4 million carats of production from the Misery Satellite pipes for estimated proceeds of $31.0 million for an average price per carat of $78, which includes the recovery of small diamonds. The Misery Satellite pipes commenced commercial production (for accounting purposes) on September 1, 2014.

[3]	Cost of sales for the Ekati Diamond Mine for the three and nine months ended October 31, 2014 reflected the purchase of inventory at market values as part of the acquisition of the Ekati Diamond Mine.
[4]	The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[5]	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[6]	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

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Diamond Sales
The Company held two rough diamond sales during the quarter (in August and September) and despite it being a traditionally quiet period for the industry ahead of the important Diwali holiday in India, the Company achieved strong sales. With no sale being held in October, the Company had an increase in the diamonds held in inventory at the end of the period. The Company plans to hold three rough diamond sales in the fourth fiscal quarter of 2015.

Diamond Inventory		October 31,	January 31,
(in millions of US dollars, except carats)		2014	2014
Ekati Diamond Mine (100%)	Carats (million)	1.2	0.5
	At Cost	180	130
	Estimated Market Value	265	140
Diavik Diamond Mine (40%)	Carats (million)	0.7	0.4
	At Cost	55	50
	Estimated Market Value	85	65
Consolidated Diamond Inventory	Estimated Market Value of Total Inventory[1]	350	205
[1]

The inventory amount is comprised of approximately $185 million of rough diamonds available for sale at market value, which includes approximately $60 million of rough diamonds held back from sale in Q3 and an additional $15 million of rough diamonds which are primarily samples used in the sorting process. The balance of approximately $165 million of rough diamonds represents work in progress.

Diamond Prices
November 2014 Average Price per Carat (in US dollars)
Diavik Ore Type		Ekati Ore Type[1]
A-154 South	$145	Koala	$390
A-154 North	$190	Koala North	$435
A-418	$105	Fox	$310
COR	$50	Misery Satellite Pipes	$90
		COR	$65 – 120
Rough Diamond Prices January to November 2014	+4%	Recovered Small Diamonds	$70 – 100
[1]

The Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates. The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $70 and $100 per carat.

Had the Company sold only the last production shipped in the third quarter, the estimated price based on the prices achieved in the November 2014 sale, would have been:
Ekati Diamond Mine (100%)	approximately $203 per carat
Diavik Diamond Mine (40%)	approximately $118 per carat

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Full Year Guidance		Depreciation &
(in millions of US dollars)[1]	Cash Costs[2]	Amortization	Cost of Sales	Capital Expenditures[2]
Ekati Diamond Mine (100%)	345	125	470	160
Diavik Diamond Mine (40%)	150	90	260	22
[1]	Assuming an average Canadian/US dollar exchange rate of 1.11.
[2]	The guidance on capital expenditures and cash costs of production for Diavik are for the calendar year ending December 31, 2014; all others are for the fiscal year ending January 31, 2015.
See “Caution Regarding Forward-Looking Information” in the Company’s Third Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements and expected cost of sales, depreciation & amortization and cash operating costs for the Ekati Diamond Mine and Diavik Diamond Mine.

Non-IFRS Measures
The terms EBITDA, EBITDA margin and cash cost of production do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s Third Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Friday, December 12, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 877-280-4956 within North America or 857-244-7313 from international locations and entering passcode 63623975.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Friday, December 26, 2014, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 37985542.

**

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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